UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Neurogene Inc. (f/k/a Neoleukin Therapeutics, Inc.)

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

64135M105**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

December 18, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 **On December 18, 2023 the Common Stock of Neoleukin Therapeutics, Inc. commenced trading under the name Neurogene Inc. (the “Issuer”) following a one-for-four reverse stock split with a CUSIP number of 64135M105. As a result of the reverse stock split, the Issuer also effected proportionate adjustments to the outstanding options to purchase Common Stock (as defined below) and Prefunded Warrants (as defined below) and $0.000001 Prefunded Warrants (as defined below).

CUSIP No. 64135M105	Page 2 of 9 Pages
1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 649,572 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 649,572 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 649,572 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 189,957 shares of common stock (“Common Stock”) of Neurogene Inc. (the “Issuer”) issuable upon the exercise of 189,957 Prefunded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described in Item 5) and 6,100 shares of Common Stock underlying 6,100 non-qualified options exercisable for Common Stock (“Stock Options”).

(2)	Based on 12,823,696 shares of Common Stock outstanding as of December 18, 2023 after giving effect to the one-for-four reverse stock split that was effected on December 18, 2023 and the Merger (as defined in Item 4) as reported in Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 19, 2023.

CUSIP No. 64135M105	Page 3 of 9 Pages
1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 649,572 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 649,572 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 649,572 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 189,957 shares of Common Stock issuable upon the exercise of 189,957 Prefunded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described in Item 5) and 6,100 shares of Common Stock underlying 6,100 Stock Options.

(2)

Based on 12,823,696 shares of Common Stock outstanding as of December 18, 2023 after giving effect to the one-for-four reverse stock split that was effected on December 18, 2023 and the Merger (as defined in Item 4) as reported in Issuer’s Form 8-K filed with the SEC on December 19, 2023.

CUSIP No. 64135M105	Page 4 of 9 Pages
1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 649,685 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 649,685 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 649,685 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 189,957 shares of Common Stock issuable upon the exercise of 189,957 Prefunded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described in Item 5) and 6,100 shares of Common Stock underlying 6,100 Stock Options.

(2)	Based on 12,823,696 shares of Common Stock outstanding as of December 18, 2023 after giving effect to the one-for-four reverse stock split that was effected on December 18, 2023 and the Merger (as defined in Item 4) as reported in Issuer’s Form 8-K filed with the SEC on December 19, 2023.

CUSIP No. 64135M105	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 649,685 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 649,685 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 649,685 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 189,957 shares of Common Stock issuable upon the exercise of 189,957 Prefunded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described in Item 5) and 6,100 shares of Common Stock underlying 6,100 Stock Options.

(2)	Based on 12,823,696 shares of Common Stock outstanding as of December 18, 2023 after giving effect to the one-for-four reverse stock split that was effected on December 18, 2023 and the Merger (as defined in Item 4) as reported in Issuer’s Form 8-K filed with the SEC on December 19, 2023.

Amendment No. 17 to Schedule 13D

This Amendment No. 17 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. On December 18, 2023 in conjunction with the Merger (as defined in Item 4) the Common Stock of Neoleukin Therapeutics, Inc. commenced trading under the name Neurogene Inc. (the “Issuer”) following a one-for-four reverse stock split with a CUSIP number of 64135M105. As a result of the reverse stock split the Issuer also effected proportionate adjustments to the options to purchase Common Stock and prefunded warrants exercisable for Common Stock. The amounts and disclosures in this Amendment No. 17 reflect this one-for-four reverse stock split.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

 Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein, by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On December 18, 2023 (the “Closing Date”), Neurogene Inc., a Delaware corporation (formerly known as Neoleukin Therapeutics, Inc.) (prior to the Closing Date, “Neoleukin” and after the Closing Date, the “Issuer”), consummated the previously announced business combination (the “Closing”) pursuant to that certain Agreement and Plan of Merger, dated as of July 17, 2023 (the “Merger Agreement”), by and among Neoleukin, Project North Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Neoleukin (“Merger Sub”), and Neurogene Inc., a Nevada corporation (“Neurogene” and formerly a Delaware corporation). On December 18, 2023, Merger Sub merged with and into Neurogene (the “Merger”), with Neurogene surviving the Merger as a wholly owned subsidiary of Neoleukin. In connection with the completion of the Merger, Neoleukin changed its name from “Neoleukin Therapeutics, Inc.” to “Neurogene Inc.”

As a result of and upon the effective time of the Merger, among other things, (a) each then-issued and outstanding share of Class A Common Stock, par value $0.0001 per share, of Neurogene (“Neurogene Class A Common Stock”) converted automatically into 0.0756 shares of common stock, par value $0.000001 per share, of Neoleukin (the “Common Stock” and prior to the effective time of the Merger, the “Neoleukin Common Stock”), (b) each then-issued and outstanding share of Class B Common Stock, par value $0.0001 per share, of Neurogene (“Neurogene Class B Common Stock” and, together with Neurogene Class A Common Stock, “Neurogene Common Stock”), converted automatically into 0.0756 shares of Common Stock, (c) each then-issued and outstanding share of Series A-1 Preferred Stock, par value $0.0001 per share, of Neurogene (“Neurogene Series A-1 Preferred Stock”) converted automatically into 0.0756 shares of Common Stock, or, at the election of the holder, $0.000001 Prefunded Warrants (as defined below) at a rate of 0.0756 $0.000001 Prefunded Warrants for each share of Neurogene Series A-1 Preferred Stock, (d) each then-issued and outstanding share of Series A-2 Preferred Stock, par value $0.0001 per share, of Neurogene (“Neurogene Series A-2 Preferred Stock”) converted automatically into 0.0756 shares of Common Stock, or, at the election of the holder, $0.000001 Prefunded Warrants (as defined below) at a rate of 0.0756 $0.000001 Prefunded Warrants for each share of Neurogene Series A-2 Preferred Stock, (e) each then-issued and outstanding share of Series B Preferred Stock, par value $0.0001 per share (“Neurogene Series B Preferred Stock” and together with the Neurogene Common Stock, the Neurogene Series A-1 Preferred Stock and the Neurogene Series A-2 Preferred Stock, the “Neurogene Capital Stock”) converted automatically into 0.0756 shares of Common Stock, or, at the election of the holder, $0.000001 Prefunded Warrants (as defined below) at a rate of 0.0756 $0.000001 Prefunded Warrants for each share of Neurogene Series B Preferred Stock, and (f) each then-issued and outstanding prefunded warrant of Neurogene, each representing a right to acquire one share of Neurogene Common Stock for $1.559999 per prefunded warrant (each, a “Neurogene Prefunded Warrant”), converted automatically, on a one-for-one basis, into a prefunded warrant of the Issuer that represents a right to acquire 0.0756 shares of the Issuer’s Common Stock at an exercise price of $0.000001 per share (each, a “$0.000001 Prefunded Warrant” and, together with existing prefunded warrants to purchase Neoleukin Common Stock (“Existing Prefunded Warrants”), the “Prefunded Warrants”).

Pursuant to the Merger, on December 18, 2023, 667 and Life Sciences acquired 28,782 and 310,130 $0.000001 Prefunded Warrants, respectively, in exchange for existing shares of Neurogene Series A-1 Preferred Stock at a rate of 0.0756 $0.000001 Prefunded Warrants for each share of Neurogene Series A-1 Preferred Stock.

Pursuant to the Merger, on December 18, 2023, 667 and Life Sciences acquired 20,562 and 221,557 $0.000001 Prefunded Warrants, respectively, in exchange for existing shares of Neurogene Series A-2 Preferred Stock at a rate of 0.0756 $0.000001 Prefunded Warrants for each share of Neurogene Series A-2 Preferred Stock.

Pursuant to the Merger, on December 18, 2023, 667 and Life Sciences acquired 93,480 and 1,151,124 $0.000001 Prefunded Warrants, respectively, in exchange for existing shares of Neurogene Series B Preferred Stock at a rate of 0.0756 $0.000001 Prefunded Warrants for each share of Neurogene Series B Preferred Stock.

Note that all of the different types of Neurogene stock (pre-merger) are already defined above.

Also, on December 18, 2023, the Issuer effected a one-for-four reverse stock split of its Common Stock.

Effective at the closing of the Merger on December 18, 2023, M. Cantey Boyd resigned from the board of directors of the Issuer (the “Board”).

Immediately prior to the closing of the Merger, Neurogene closed a private placement in which certain investors purchased 36,934,089 shares of Neurogene Common Stock and 23,964,846 Neurogene Prefunded Warrants (collectively, the “Financing Securities”) for gross proceeds of approximately $95 million (the “Pre-Closing Financing”). At the Closing, the Financing Securities were converted into shares of Issuer Common Stock and $0.000001 Prefunded Warrants at a rate of 0.0756 shares of Common Stock per share of Neurogene Common Stock, and 0.0756 $0.000001 Prefunded Warrants for each Neurogen Prefunded Warrant.

On December 18, 2023, 667 and Life Sciences acquired 1,036,051 and 12,874,214 Neurogene Prefunded Warrants in the Pre-Closing Financing, which Neurogene Prefunded Warrants were exchanged for 78,325 and 973,290 $0.000001 Prefunded Warrants, respectively, in the Merger.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 17 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Issuer Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Issuer Common Stock that may be acquired upon exercise of the Prefunded Warrants by the Funds, regardless of the limitations on exercise described below.

Holder	Shares of Common Stock	Existing Prefunded Warrants	$0.000001 Prefunded Warrants
667, L.P.	38,968	45,693	221,149
Baker Brothers Life Sciences, L.P.	414,547	380,294	2,656,101
Total	453,515	425,987	2,877,250

The Existing Prefunded Warrants have no expiration date and are exercisable for Common Stock on a 1-for-1 basis at an exercise price of $0.00002 per share, subject to limitations on exercise discussed below. The Existing Prefunded Warrants are only exercisable to the extent that upon giving effect or immediately prior to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders and/or their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (the “Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.  On December 18, 2023, by written notice to the Issuer, the Funds lowered the Maximum Percentage from 19.99% to 4.99% effective immediately. As a result of this restriction, the number of shares that may be issued upon exercise of the Existing Prefunded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock.

The $0.000001 Prefunded Warrants have no expiration date and are exercisable for Common Stock on a 1-for-1 basis at an exercise price of $0.000001 per share, subject to limitations on exercise discussed below. $0.000001 The Prefunded Warrants are only exercisable to the extent that upon giving effect or immediately prior to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders and/or their affiliates would beneficially own, for purposes of Rule 13d-3 under the Exchange Act no more than Maximum Percentage. By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.  As a result of this restriction, the number of shares that may be issued upon exercise of the $0.000001 Prefunded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock.

 M. Cantey Boyd formerly served on the Board as a representative of the Funds. Ms. Boyd holds 1,100 options to purchase Common Stock (“Stock Options”) with an exercise price of $56.40 per share that expire on October 9, 2029, 1,250 Stock Options with an exercise price of $256.80 per share that expire on May 4, 2030, 1,250 Stock Options with an exercise price of $228.00 per share that expire on May 10, 2031, 1,250 Stock Options with an exercise price of $21.40 per share that expire on May 11, 2032, and 1,250 Stock Options with an exercise price of $15.80 per share that expire on June 7, 2033, all of which are vested as of the date of this filing as the vesting of Ms. Boyd’s options accelerated with the Closing of the Merger.

The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Ms. Boyd has no pecuniary interest in the Stock Options or Common Stock received from the exercise of Stock Options received as director’s compensation for her prior service. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as director’s compensation for her prior service.

The Adviser has voting and investment power over the Stock Options, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Ms. Boyd as director’s compensation for her previous service. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Ms. Boyd received as director’s compensation for her prior service.

The Adviser GP, Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker each directly hold 113 shares of Common Stock previously received from in-kind distributions.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d)  Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) At the closing of the Merger, on December 18, 2023, the Reporting Persons ceased to be five percent of greater beneficial owners of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

CVRs

On December 18, 2023, Neoleukin entered into a contingent value rights agreement (the “CVR Agreement”) with Equiniti Trust Company, LLC, as rights agent, and Donna Cochener, as lease representative, pursuant to which holders of Neoleukin Common Stock prior to the effective time of the Merger and such holders who had the right to receive the Neoleukin Common Stock pursuant to an Existing Prefunded Warrant as of immediately prior to the effective time of the Merger on the Closing Date (the “Record Time”) received one contingent value right (each, a “CVR”) for each outstanding share of Neoleukin Common Stock held by such stockholder or warrant holder as of the Record Time. Each CVR represents the contractual right to receive (a) certain net proceeds, if any, derived from any consideration that is paid as a result of the disposition of Neoleukin’s pre-Merger legacy assets pursuant to one or more agreements entered into before or within one year after the Closing; (b) certain net savings, if any, realized by Neoleukin by June 30, 2029 in connection with the reduction of Neoleukin’s legacy lease obligations, including pursuant to that certain Sublease, effective October 31, 2023, by and between Neoleukin and the sublessee relating to Neoleukin’s leasehold interest at the property located at 360-1616 Eastlake Avenue East, Seattle, Washington; (c) certain net proceeds, if any, derived from Neoleukin’s anticipated sales tax refund from Washington State and received by Neoleukin by June 30, 2029, and (d) 100% of the unused balance of the Lease Negotiation Holdback (as defined in the Merger Agreement) that is no longer required to be withheld in the Gross Proceeds (as defined in the CVR Agreement), in each case subject to the terms and conditions set forth in the CVR Agreement.

Pursuant to the CVR Agreement, 667 and Life Sciences received 338,649 and 3,179,366 CVRs, respectively, and Julian C. Baker and Felix J. Baker each received 452 CVRS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker